Filed by: Finisar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Optium Corporation

Commission File No.: 001-33109

Forward-Looking Statements

The statements contained in this filing that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  All forward-looking statements included in this filing are based upon information available to Finisar Corporation (“Finisar”) as of the date hereof, and Finisar assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those projected. Examples of such risks include those associated with:  the completion of Finisar’s pending combination with Optium Corporation (“Optium”) and, if it is consummated, the operation of the combined company; the rapidly evolving markets for Finisar’s products and uncertainty regarding the development of these markets; Finisar’s historical dependence on sales to a limited number of customers and fluctuations in the mix of products and customers in any period; ongoing new product development and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction; and intensive competition.  Additional risks include the potential impact of regulatory review or civil litigation arising from the investigation of our historical option granting practices or the recent filing of restated financial information.  Further information regarding these and other risks relating to Finisar’s business is set forth in Finisar’s Annual Report on Form 10-K and other reports as filed with the Securities and Exchange Commission.

Important Additional Information

In connection with the proposed combination of Finisar and Optium, Finisar plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus.  The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC.  Each company will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC

RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.Finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.Optium.com) or by calling Optium’s Investor Relations department at 267-803-3801.

Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination.  Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar’s annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above.  Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above.  Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospects and the other documents filed by each company with the SEC relating to the proposed combination (when filed).

Filed below is a transcript of a conference call/webcast hosted by Finisar at 5 p.m. EDT/2 p.m. PDT on June 12, 2008 for the financial community to discuss Finisar’s financial results for the fourth quarter and fiscal year ended April 30, 2008. Finisar has previously filed a press release on Form 8-K and under Rule 425 regarding Finisar’s financial results referenced during the call; accordingly, such document is omitted from this filing.

TRANSCRIPT

Jun. 12. 2008 / 5:00PM ET, FNSR - Q4 2008 Finisar Earnings Conference Call

CORPORATE PARTICIPANTS

Jerry Rawls

Finisar - CEO, President

Steve Workman

Finisar - CFO

Operator

Good afternoon. I will be your operator today. I would like to welcome everyone to the Finisar fourth quarter financial results conference call. Jerry Rawls, President and Chief Executive Officer of Finisar, and Steve Workman, Chief Financial Officer, will be hosting this call. All lines have been placed on a listen-only mode to prevent any background noise. After the speakers’ remarks there will be a question and answer session and questions will be taken from analysts who follow the Company. (OPERATOR INSTRUCTIONS) Mr. Rawls and Mr. Workman, you may begin your conference.

Jerry Rawls - Finisar - CEO, President

Thank you. Good afternoon everyone. We appreciate your taking the time to listen in on our conference call today. A replay of this call should appear on our website within two days following the filing of the transcript of this call with the SEC. An audio play will be available thereafter for two weeks by calling (877)660-6853 for domestic. Or (201)612-7415 for international. Enter 2791 for the account number and 284578 for the conference ID number.

I need to remind all of you that any forward-looking statements in today’s discussion are subject to risks and uncertainties which are discussed at length in our 10-K and quarterly 10-Q SEC filings. Actual events and results can differ materially from these forward-looking statements. As you all know, on May 16 we announced we had entered into a definitive merger agreement with Optium Corporation for a stock-for-stock tax-free exchange. We think the benefits of this combination are considerable given our core strengths in enterprise and Metro Optical Networks and Optium’s core strengths in long haul, telecom and cable television. With little product overlap we will have one of the broadest product portfolios in the industry, one that addresses the highest growth segments of the optical communications market. The merger will also combine Finisar’s vertically integrated low cost manufacturing capabilities with Optium’s mass customization expertise to create a formidable supplier with broad capabilities to offer to customers.

The next part of this process will be to file our 10-K with the SEC in late June, followed by an S-4. Investors and security holder are urge to do read this S-4 when it is filed with the SEC because it will contain important information about the merger as well as any other filings Finisar makes regarding the merger. Once approved, a joint proxy statement and prospectus will be mailed to shareholders about 30 days ahead of the actual shareholder meeting. There are obviously timing variables as to when the two companies will hold their shareholder meetings but we are still focused on closing in the third calendar quarter of 2008. We will defer any further comments regarding the proposed combination until after the S4 has been filed.

As a reminder for those of you who might be listening to us for the first time, we break down our revenues by distance and network application. For example, optical transceivers designed with common technologies such as VCSEL lasers for data center applications with transmission over less than 500-meters of fiber are designated as LAN/SAN. The rest of our optics products are for WAN or Wide Area Network distances. Those that are for ethernet or fiber channel applications we designate as Metro. If the product is designed for SONET/SDH protocols we refer to those revenues as telecom.

Both Metro and telecom products generally use common technologies to transmit and receive signals at distances of up to 120 kilometers while new technologies acquired from AZNA last year promised to extend those distances even further in the near future. You can see a summary breakdown of our revenues by product group and application by going to the Investor Relations portion of our website under fundamentals.

As we preannounced a couple of weeks ago, simultaneous with the announcement of the merger with Optium, revenues for the fourth quarter were stronger than we had predicted. Total revenues of $121 million were up $8.3 million or 7% from $112.7 million in the previous quarter. Total optics revenues of $111.4 million were up $8.4 million or 8% from $103 million last quarter, while revenues for network tools were mostly unchanged from the prior quarter at $9.6 million.

The breakdown of our total optics revenues by applications is as follows—Revenues for LAN/SAN applications were particularly strong at $62.7 million, up $7.4 million or 13% from $55.3 million last quarter. This business category includes revenues for all transmission speeds including 10 gigabit per second applications. 10 gigabit LAN applications increased by about $2.2 million from last quarter which means most of the increase in LAN/SAN revenues this quarter, or about $5.2 million of it, was in fact related to 1 to 8 gigabit applications. Revenues for these applications have now grown for six consecutive quarters and appear to be benefiting mostly from strong demand by the storage industry due in part to the adoption of storage virtualization technology. Virtualization creates new SANs with optical interconnects to replace direct attached servers with copper interconnects. Virtualization increases CPU utilization and storage efficiency while reducing costs, space and energy consumption.

Metro revenues of 425.3 million were up $2.5 million or 11% from $22.8 million last quarter. Telecom revenues of $23.4 million were down $1.5 million or 6% from $24.9 last quarter. Revenues for 10 to 40 gigabit products for all applications totaled $31.2 million, up $2.1 million or 7% from the $29.1 million last quarter. Most of that increase, as we mentioned earlier was the result of increased revenues for short distance LAN applications. Those revenues totaled $12.2 million, up $2.2 million or 22% from $9.9 million the last quarter. 10 to 40 gigabit product sales for Metro and telecom applications totaled $19.1 million, about flat with last quarter. That is primarily due to the fact that the third quarter benefited from higher than normal 40 gig revenues that were the result of delayed shipments from an earlier quarter.

In combination with our earnings release today, we announced that we will be spinning out our NetWisdon product line into a separate entity for which we will be taking a minority ownership position. This product was designed as a monitoring system for large SANs. It is particularly useful in understanding the IO impact of deploying virtualization technologies in the data center as well as troubleshooting various performance issues in the SAN. Since its introduction this product line has been difficult for us to support adequately. It requires an enterprise data center sales and marketing effort that is quite different from our OEM sales of fiber channel protocol analyzers. We believe the new company will be better able to focus on this data center opportunity and make the required investments to make it successful. Revenues for this product line totaled approximately $3.5 million for all of fiscal 2008. However, we incurred operating expenses that exceeded any gross profit contribution from the product line. By spinning this out we should improve our bottom line by about $500,000 per quarter.

Again this quarter we had only one 10% customer. Our top three customers this quarter accounted for 29% of total revenue compared to 38% last quarter while our top ten customers represented 55% of total revenues versus 63% last quarter. If you adjust the top ten for quarter three and quarter four so that they contain the same customers you will end up with a top 12. Revenues for these customers in fact were down slightly in the quarter which means that our all other customers for Q4 ‘08 were in fact up almost $10 million from the prior quarter. In other words, our quarter to quarter sales increase was very broad-based.

As this marks the end of our full year I’d like to add a few comments about our performance over the year. Between supply chain issues and our customers and our own execution problems, our first half of fiscal year ‘08 optics revenues were actually down from the same prior-year period by 4%. We then recovered such that optics revenues grew 15% year over year in the last half, enabling us to hit a new record of $440.2 million in total Company revenues for the full fiscal year. That’s up 5% from $418.5 million last year. While the overall growth rate was lower than we expected, there were some significant inroads into new markets particularly for 10 to 40 gigabit applications which we think bodes well for next fiscal year.

Revenues from our 10 to 40 gig products last year more than doubled growing from $40.3 million in fiscal ‘07 to $96.8 million in fiscal ‘08. That increase was led in particular by 10 gigabit products for LAN applications that grew by a factor of 6X reaching $30.4 million in the year while 10 to 40 gigabit products for Metro and telecom applications nearly doubled from $35.3 million to $66.4 million.

We obviously took a hit somewhere else in terms of our overall growth rate during the year. And it was in our revenues for 1 to 8 gigabit products for LAN/SAN applications which represented about $197 million in revenues the previous year. They were in fact down about $27 million or 13.5% to $170 million this year. That was due in part to a bubble of inventory at our customers in fiscal ‘07 making year-over-year comparisons somewhat difficult. However, the last few months of increased demand lead to us believe that this part of our business May be on an up trend.

Turning to our guidance going forward, we are very enthusiastic about our prospects for growth next fiscal year despite the economic clouds that continue to hang in the air. Net growth will be driven by one, a number of new product qualifications for 10 to 40 gigabit applications the fastest growing market segment; two, the growing information pressures to upgrade communication networks to handle ever growing bandwidth storage demands; and three, the continued adoption of virtualization technologies that will create demand for more fiber-optics in the data center.

According to the industry analyst Lightcounting, the market for all 10 to 40 gigabit transceivers and transponders totaled approximately $800 million in calendar 2007 and is expected to increase over 20% to $962 million in calendar 2008. Our revenues for 10 to 40 gig products grew 140% last year, and we think we can continue to grow those sales faster than the overall market. For next year we think that growth can be about

40%. This growth will be driven by a number of new product qualifications as well as continued growth in the demand for our XFP and SFP plus products. In addition we will see our first revenues from our fiber to the home PONs products which are also in qualification at this moment.

Assuming a more conservative single-digit growth for our LAN/SAN business at 1 to 8 gigabits, we think total optics revenues can grow on the order of 10 to 15% this next year. That same growth rate should apply to our network tools business despite the spin-out of our NetWisdon product. Once again new products which help drive growth for this business including new protocol analyzers for 3 to 6 gig SAS and SATA and PCI Express. Overall that would mean that total fiscal 2009 revenues for the Company could approach or even exceed $500 million.

In the more immediate term we are guiding to go $120 million to $125 million in revenues for the first quarter of fiscal year ‘09  of which 10 to 40 gigabit product revenues should range from $30 million to $35 million. We expect revenues from network tools to exceed $10 million in the quarter even without the NetWisdon product. I would like to add that more than half of our optics revenues come from vendor managed inventory or VMI, just in time Hub pools by our customers. This limits our visibility since the lead time on just-in-time usage is essentially zero. Our forecasts therefore are derived from customer production schedules overlaid with our own judgments as to the expected levels of customer demand.

Now I’ll let Steve walk you through the rest of the P&L statement and the balance sheet. Steve?

Steve Workman - Finisar - CFO

Thank you, Jerry. Let me first talk to the charges that are not included in our non-GAAP results which are summarized in our reconciliation of GAAP and non-GAAP items. These include a non-cash charge of $3.1 million for slow-moving and excess inventory, a non-cash charge of $3 million for stock compensation expense, a non-cash charge of $1.6 million related to the amortization of acquired development technology and intangibles from previous acquisitions, a charge of $721,000 related to an incentive payment which was agreed to as part of the acquisition of AZNA last year, a non-cash charge of $1.2 million tied to the discount on the issuance of a convertible note in 2001, a non-cash charge of $588,000 related to tax differences, and a $1.3 million non-cash charge associated with the value of minority investments in our balance sheet.

The duplicate facility costs you see in the GAAP and non-GAAP reconciliation reflect the duplicate facilities costs in Shanghai, China as we look to move into a new larger facility in August or September of this year. In addition, as part of our year end review of intangible assets, we took a non-cash charge of $4.9 million related to the costs of patent filings which we have determined are impaired and which we will no longer pursue in order to reduce the ongoing costs of maintaining those patents. All of these charges total approximately $16.6 million of which less than $2 million of these are cash related in the quarter.

Excluding these non-cash or non-recurring items, non-GAAP gross margins were down slightly to 37.4% from 38.2% last quarter. This decrease reflects an unfavorable product mix as most of the increase in revenues from last quarter was comprised of lower margin LAN/SAN products at 1 to 8 gigabits per seconds combined with the impact of a network tools business that represented a smaller proportion of overall revenues. Non-GAAP operating expenses of $35.6 million were up $1 million from $34.6 million last quarter, primarily due to R&D expenses of $18.5 million which were up $1 million from $17.6 million the previous quarter. That was due primarily to increased personnel and project costs. An increase of sales and marketing due in part to higher revenues and trade show activity was offset by lower G&A expenses primarily related to lower patent litigation expenses during the quarter. That litigation expense still totaled $1.2 million in this quarter, although down from $1.8 million last quarter. Non-GAAP operating profit totaled $9.6 million in the quarter or 8% of revenue. That’s up from $8.5 million or 7.5% of revenue last quarter. With $1.6 million in net interest and other expenses pretax income was about $8.1 million, net income $7.9 million, or $0.03 per share for the fourth quarter as compared to $6.7 million or $0.02 per share last quarter and $2.3 million or $0.01 per share one year ago. Shares outstanding totaled 309 million on a basic basis and the diluted share count was not much different at 310 million.

Total depreciation and amortization of $6.8 million in the fourth quarter means our non-GAAP EBITDA was almost $17 million while capex was a little higher than usual at $9.5 million. Included in this capex number was about $1 million related to our facility expansion in Shanghai. Our cash balance at the end of April represented by cash and short term investments as well as certain long-term debt securities which can be readily converted into cash totaled $116.5 million, down $6 million from $122.4 million last quarter. However, it is important to point out that we undertook open market purchases to retire $8.2 million of our convertible notes due in October and we used $6 million to pay down a portion of the convertible note issued with the acquisition of AZNA. On top of that we made minority investments totaling $2.5 million of which $2 million was in the ROADM supplier Nistica and we made a final non-recurring payment related to employee retention in a previous acquisition. These unusual uses of cash totaled approximately $17 million, so if we add these back in fact we would find our cash balance would have increased to $133 million, up 11 from the prior quarter. And just in terms of the quality of our cash, I would point out that we do not own any auction rate securities, we only own the highest grade of mortgage backed securities of which there is a very small balance at the end of April and we do not see any indications of impairment with respect to our money market investments.

Also as a reminder, on March 17, we entered into an agreement with Silicon Valley Bank to increase our available line of credit to $70.5 million. We have previously maintained a revolving line of credit of $35 million since October of 2004, consisting of a $20 million non-recourse receivables purchase agreement and a $15 million letter of credit reimbursement agreement to cover the issuance of stand by letters of credit. Under the new credit arrangement with Silicon Valley Bank Finisar will have access to as much as $70.5 million consisting of a $50 million secured line of credit in addition to $10 million under a non-recourse receivables purchase agreement and $10.5 million under a letter of credit reimbursement agreement. And the new credit arrangement may be used for general corporate purposes include a reduction in the outstanding convertible notes. As of the end of April, the Company had utilized about $7 million under the non-recourse receivables purchase agreement and had letters of credit totaling approximately $9.4 million under the letter of credit reimbursement agreement. We have not drawn under the new secured line of credit.

Inventory declined slightly in the quarter with inventory turns improving to 3.7 on a non-GAAP basis. DSOs improved to 37 days from 44 days last quarter. And while we typically sell some receivables every quarter on a non-recourse basis most of the improvement in DSOs this quarter in fact came from improved collections experience and a very linear quarter in terms of shipments.

Turning to guidance at the bottom line with $120 million to $125 million in revenues for the upcoming quarter and a similar product mix as the fourth, gross margins should be in a similar range of 37 to 38%. Opex should decline a bit to $35 million as a result of eliminating costs for a portion of the quarter associated with the NetWisdon product line along with slightly lower optics R&D and sales and marketing. And that will likely mean an improvement in operating margins from 8% in Q4 to between 8% and 9% in Q1, which would translates to $0.03 per share. With respect to our cash balance we should see that increase to the $120 million to $125 million range barring further purchases of our convertible notes.

Looking ahead to fiscal 2009, 10% to 15% revenue growth would mean revenues of $485 million on the low ends with $500 million, a reachable target. We are not going to lay out the year by quarter just yet but, starting with $120 million to $125 million for the first quarter, we are likely to exit the year somewhere in the range of $135 million to $140 million. Assuming a richer product mix of 10 to 40 gigabit per second products gross margins should slightly improve on a year over year basis, also taking into consideration lower ASPs throughout year. And with operating expenses of $36 million or below throughout the year, we should see operating margins move into double-digit territory in the last half of the year. Obviously this guidance is going to need to be revised with an Optium overlay once approved by shareholders and we anticipate providing that guidance for the combined Company once the merger has been approved. At this point I will turn the call back to Jerry.

Jerry Rawls - Finisar - CEO, President

Thank you, Steve. To wrap things up I just want to emphasize that it is the talented and dedicated employees of Finisar who work tirelessly to make this Company successful. I am continuously impressed with the zeal with which they attack opportunities in front of us day in and day out. Their enthusiasm for making our customers successful and improving our processes clearly had a big impact over last year. Thanks to them we are well-positioned for continued profitable growth as we enter our new fiscal year. It will be challenging like most years but overall there will be no shortage of new opportunities for optical communications. We will stay focused on doing what we do best, getting new products introduced and qualified, therefore to increase our revenues to new record levels. With that, I would like to turn the call back over to questions.

Operator

Thank you. (OPERATOR INSTRUCTIONS) Our first question from the line of John Harmon with Needham and Company. Comes from the line.

John Harmon - Needham and Company - Analyst

Hi, good afternoon.

Jerry Rawls - Finisar - CEO, President

Hi, John.

John Harmon - Needham and Company - Analyst

A couple of questions. This is not a merger question but I just want to run by something that your merger partner said. During their call Optium said that on 10 gigabit products price declines had gotten to a certain point where certain vendors, not yourselves, had gotten to a point where they were either unwilling or unable to match them and didn’t ship, which looks like it might form a basis for price stability. Is that something that you saw as well or can you elaborate on that?

Jerry Rawls - Finisar - CEO, President

Well, most of the Optium shipments are at 10 gigabit or are for long haul line side applications in the 300 transponder form factor. And we sell nothing there. And so it’s a totally different competitive environment in terms of that versus the 10 gigabit pluggables that we make called XFPs, particularly in telecommunications. I am always hopeful when somebody thinks that there’s an end in sight to price declines but I don’t think the XFP market necessarily has the same characteristics. Prices continue to decline although I don’t, on any sort of a relative basis, think they are at any abnormal rates of decline right now.

John Harmon - Needham and Company - Analyst

Okay, thank you. Just a couple more, please. What changed in terms of customer diversification? It seems like the ratio as a percentage of sales of your major customers just really hit an inflection point in the quarter.

Jerry Rawls - Finisar - CEO, President

Well, we shipped a lot more stuff into Asia which was a strong point for us. And when you ship more products into the networking world, the LAN/SAN space, there’s just a lot more customers there than there are in telecom. In the telecom equipment space, there’s dozens of customers as opposed to literally hundreds of customers that are in the networking space.

John Harmon - Needham and Company - Analyst

Thank you. And just finally, at one point you thought that virtualization by using storage assets more efficiently was reducing demand for optical modules but today you’re saying that that is a growth driver. What changed in your thinking there?

Jerry Rawls - Finisar - CEO, President

Well, John, I think we talked about this maybe even last quarter. One of the things that happens in virtualization, one of the reasons that VMware was such an attractive investment for EMC was that the effect of virtualization is to create more SANs by taking direct attached servers, consolidate them into a storage array and attach many fewer servers, like 10% of the total servers with big fat pipes to that storage array and have virtualized servers. But all those big fat pipes are now optics, so all of this takes many copper connections of typically 1gigabit ethernet and converts them into mostly 4 or 8 gigabit fiber channel connections. So virtualization really does increase by a large number the number of optical connections in a data center.

John Harmon - Needham and Company - Analyst

Thank you.

Operator

Our next question comes from the line of Tim Savageaux with Merriman.

Tim Savageaux - Merriman - Analyst

Good afternoon guys and nice quarter. A couple of questions, I may have heard this, Jerry, I thought you gave some guidance with regard to 10 and 40 gig next quarter moving up to $35 million or something? Maybe I heard that wrong because I would expect the mix to change in maybe a more positive near term impact on gross margins as a result. Correct me if I’m wrong there and secondly did you give a U.S. versus international sales break out? If not, I wonder if I could get that?

Jerry Rawls - Finisar - CEO, President

We did not give a breakdown between U.S. and Asia. And the issue with 10 and 40 gig products growing, I think we said it was between $31 million and $35 million for next quarter.

Tim Savageaux - Merriman - Analyst

Okay.

Jerry Rawls - Finisar - CEO, President

Generally 10 gigabit stuff is positive for gross margins for us. But overall sort of, I don’t know, given our projection right now, and we are trying to be somewhat conservative about it as to where we project each one of the product lines, we project the average selling price for each one of them and we think that margins are going to be roughly flat. We think that there’s a pick up in the second half of the year in terms of 10 gig and 40 gig product. It’s mostly in the 10 gig ethernet space where, if you remember, we have qualified our X2 product for sale and we now have multiple customers that are buying it, but in the second half we will be shipping our XENPAK product.

Tim Savageaux - Merriman - Analyst

Okay. Just to follow-up on opex, Steve, you mentioned they will come down a little bit but only partially as a result of NetWisdom?

Steve Workman - Finisar - CFO

We don’t have the impact for a full quarter.

Tim Savageaux - Merriman - Analyst

Right. But overall you would expect $35 million to be a trough level of opex for the year as other stuff moves up despite some continued reductions as a result of NetWisdom? Is that fair to say?

Steve Workman - Finisar - CFO

Yes. I think overall there’s a few moving pieces there. Trying to judge litigation expense is always a challenge but I think it could even go a little bit lower than $35 million during the first quarter, but I think it’s best to think about $35 million as a run rate if you will and then trending probably up a bit toward the end of the fiscal year.

Tim Savageaux - Merriman - Analyst

Another quick one and I will pass it is on. What are you spending these days on a quarterly basis on litigation?

Steve Workman - Finisar - CFO

It was $1.2 million in the most recent quarter. And $1.8 million the quarter before. Hopefully the air clears a little bit with respect to where all that’s headed certainly in the next couple of months. But that’s what’s in the most recent quarter.

Tim Savageaux - Merriman - Analyst

Okay. Thanks. I’ll see if I can follow-up.

Operator

Our next question comes from the line of Paul Bonenfant with Morgan Keegan.

Paul Bonenfant - Morgan Keegan - Analyst

Thank you, I have a couple of questions of clarification. The first one was with regard to your guidance on the impact of NetWisdom. I thought I heard you say that there would be a positive impact of about $500,000 per quarter. Is that bottom line impact, a positive impact of about $500,000 on net income?

Steve Workman - Finisar - CFO

Yes, that’s right.

Paul Bonenfant - Morgan Keegan - Analyst

Okay. So that sounds like it was a relatively high gross margin business yet as a percentage of revenue the opex associated?

Steve Workman - Finisar - CFO

Yes, high margin, high opex.

Paul Bonenfant - Morgan Keegan - Analyst

Proportionately higher than the rest of your business, okay.

Steve Workman - Finisar - CFO

Right.

Paul Bonenfant - Morgan Keegan - Analyst

Great. And you had made a comment about pursuing the patent litigation. I thought I heard you say you would no longer pursue it but based on the answer to the last question it sounds like you will continue to pursue that?

Jerry Rawls - Finisar - CEO, President

Well, absolutely. We are engaged fully in that. The result from the Federal Circuit Court was not encouraging for us in that they took up to seven claims that the Federal District Court had ruled that DirecTV had infringed and ruled one of those claims was in their mind invalid. And they sent the case back to the Federal District to go recalculate damages or to reconsider the other claims in light of infringement. So I think the date for that Federal District Court hearing has been set in September.

Paul Bonenfant - Morgan Keegan - Analyst

Okay. Fair enough. Last one, did you mention whether you had any appreciable ROADM revenue in the quarter and if not, or if so, I guess, which segment would we expect that to appear in?

Jerry Rawls - Finisar - CEO, President

We had no appreciable ROADM revenue in the quarter. And in terms of segment, ROADM sales occur in the telecom space. And I assume we would report that in a bucket we call telecom. I don’t know, Steve, what do you think? You think we would have a separate reporting bucket?

Steve Workman - Finisar - CFO

I think we would probably carve that out just as we carve out 10 and 40 gigabits so you can get a better feel for what’s happening with various product lines. We would probably do that at the time where it becomes a little more significant. And ROADMs also could be used in both Metro ethernet and telecom applications so it could go in either bucket I suppose ultimately but I think most of it probably goes into telecom.

Paul Bonenfant - Morgan Keegan - Analyst

Okay. Last question and I will cede the floor. I hate to use a cliche but with regard to data center virtualization I think it’s well-established now that that will have a positive impact on the business or be a positive catalyst. What inning in would you say that we’re in, do you think we are in the early stages of a multi-year process in your view?

Jerry Rawls - Finisar - CEO, President

Yes. I would have to defer to some guys at Gartner or someplace else that have a better view of total world in answering that one but the information that I can get is that virtualization is implemented in, I don’t know, 20% or so of the larger data centers and is under consideration by virtually every data center and that transition is likely to take place over a few years.

Paul Bonenfant - Morgan Keegan - Analyst

Okay. Thank you for taking my questions.

Operator

Thank you. The next question comes from the line of Subu Subrahmanyan with Sanders Morris. Please proceed with your question.

Subu Subrahmanyan - Sanders Morris - Analyst

Steve, could you tell us again what progression you’re expecting from a gross margin and operating margin perspective going through the year? And I want to tie that to your expectations of more telecom revenues from the new products, mixed perspective I would imagine that would help, so what you would expect exiting the year for gross margin. And then on the 300-pin side given that you’ve embarked into a merger agreement with Optium how does that affect your standalone investment in kind. Does that take down opex in any way?

Steve Workman - Finisar - CFO

Well, just setting the merger comments to the side for the time being, I think when we look at profitability we are not laying out every quarter but I think the second half of the year probably looms as one that is going to be somewhat more profitable. And as Jerry mentioned, the growth is likely to kick in more in the second half with some additional product qualifications that are currently in process. And I think, with maybe slightly improved gross margins then in the second half, in terms of operating margins, I certainly think we can break into double-digit territory in the second half. So if that answers your question.

Subu Subrahmanyan - Sanders Morris - Analyst

Yes. And specific to the 300-pin investment is that something you’re not addressing at this point.

Steve Workman - Finisar - CFO

Well, with the combination with Optium they have a lot of talented engineers that work on 300-pin projects and  we are planning to rationalize our 300-pin projects with theirs. It’s probably fair to say that the center of excellence for 300-pin transponders will probably be focused on Horsham, Pennsylvania, and exactly how the rest of the Company helps support that effort is yet to be determined.

Subu Subrahmanyan - Sanders Morris - Analyst

Understood. A final question, telecom side revenues declined this quarter. Jerry, you mentioned 10 gig impact is not a market you’ve been in but those elements on the LAN side. I’m wondering on the telecom, 10 gig telecom side and also the 40 gig telecom side which seems to be ticking up, with your opportunity, how do you see that opportunity over the next few quarters?

Jerry Rawls - Finisar - CEO, President

Well, if I look at our Metro sales for the quarter they were, which really is the combination of Metro and telecom as we describe it. It just has to do with a protocol in the application. Our sales were up a little bit for the quarter from 47.7 in the third quarter to 48.7 in the fourth quarter. Though as we describe it all those sales,  or the growth, was really in the Metro ethernet space whereas the telecom SONET sales were down slightly.

Generally the sales in the Metro space for us are lumpy. They have always been lumpy. And part of the reason is that there are identifiable projects by all of our customers that are creating these Metropolitan networks either in cities, in campuses, they could be enterprise networks for multiple sites around cities but it’s not like you have 10,000 data centers that are buying ethernet optics. And so, as a result, some quarters are up and down based on project success. So overall, though we expect that this portion of our business is going to continue to grow because we think spending on metro networks is, and metro bandwidth is related a lot to all of the information that appears at the edge of the network. It’s all about phones, photos, videos, Internet access, et cetera, over, and mobile devices.

Steve Workman - Finisar - CFO

I think also Q3 actually benefited from having slightly elevated 40 gig sales. If you remember we had some problems in the second quarter and couldn’t ship some 40 gig products. So Q3 actually benefited from that. So it makes it a little difficult to compare Q4 to Q3. While it looks like it was down, Q3 was actually probably a little bit higher than normal.

Subu Subrahmanyan - Sanders Morris - Analyst

Got it. Thank you.

Operator

Thank you. Our next question comes from the line of Cobb Sadler with Deutsche Bank.

Cobb Sadler - Deutsche Bank - Analyst

Thanks a lot.  I had a question on the second half operating margin. It sounds like your 8 gig fiber channel business is going to grow, and then can you talk about what your plans are for the fiber to the premise components? My guess is both of those are lower gross margin products? And wondering I guess the 10 and 40 is going to more than offset any damage to the gross margin from those two products?

Steve Workman - Finisar - CFO

Yes, I think that’s a reasonable assessment. We don’t expect that our PON products margins will be at or maybe likely a bit below our average margins for optics and we know that the LAN/SAN products that we sell from 1 to 8 gigabits in general are the lowest margin products we sell of all the optical transceivers.

Cobb Sadler - Deutsche Bank - Analyst

Okay. And then could you talk roughly about SFP plus in the quarter? Can you give us a number for that or are you not going to break it out?

Steve Workman - Finisar - CFO

I don’t think we are going to break out SFP plus. I think we did talk about 10 gigabit sales in the LAN/SAN applications as being particularly strong in the quarter but that the sales of 10 gigabit LAN/SAN comprises not only SFP plus but also includes X2 products.

Cobb Sadler - Deutsche Bank - Analyst

Got it. And the next question, on the X2 short reach, was that, because I guess most of your strength looks like it was in the 4 and 8 gig space. Was X2 short reach up or down to maybe give us an idea of how your other 10 gig products had done or do you not want to break it out?

Steve Workman - Finisar - CFO

I don’t think we had broken that out specifically so, no.

Cobb Sadler - Deutsche Bank - Analyst

All right. Thanks very much.

Jerry Rawls - Finisar - CEO, President

Well, as a high level comment, taking short wave was up quarter to quarter.

Cobb Sadler - Deutsche Bank - Analyst

And then — okay, got it. But none of the moving parts you’re not willing to talk about.

Jerry Rawls - Finisar - CEO, President

Yes.

Cobb Sadler - Deutsche Bank - Analyst

Right, thanks a lot.

Operator

Thank you, our next question comes from the line of Ajit Pai from Thomas Weisel Partners. Please proceed with your question.

Ajit Pai - Thomas Weisel Partners - Analyst

Yes, good afternoon. A quick question on the health of the telecom market. I think you’re talking about growth out there coming from sort of new design wins and clarifications but just the health of the market excluding sort of new wins can you give us some color as to what you are seeing out there right now?

Jerry Rawls - Finisar - CEO, President

In the telecom market?

Ajit Pai - Thomas Weisel Partners - Analyst

Yes.

Jerry Rawls - Finisar - CEO, President

Well, there continues to be a fair amount of demand. And it’s pretty broad based. We have a number of customers in Europe that are quite healthy, a number in Asia and Japan that are quite healthy and a number in the U.S. A lot of project based spending. We hear a lot of projects in international countries where they are building Metro networks. But overall I think the story is that the service providers that are providing most of the funding are still in a strong competition with the cable television providers to supply triple play at the end of the network at the PON space and in the Metropolitan areas they are all trying to build out enough bandwidth to handle all the YouTube traffic. Overall spending there seems pretty good and it’s very broad based.

Ajit Pai - Thomas Weisel Partners - Analyst

Got it. And then just to get the pricing, I think you talked about your margins being impacted largely by product mix and not so much by any change in the pricing dynamics but across the board when you are looking at a lot of the component vendors they talked about the first quarter being sharper pricing declines than is normal and they expected things to, the first calendar quarter things to improve over the rest of the calendar years. Could you give us some color as to whether you are seeing the same trends? I think you specifically said on this call that you are seeing no change in pricing trends. But are you seeing an improvement through the fiscal calendar quarter and how would you expect things to progress especially if demand starts rebounding and accelerating?

Jerry Rawls - Finisar - CEO, President

I don’t know that we expect any particular improvement in the pricing environment. We model a gradual decline in prices quarter to quarter to quarter and as a component supplier it continues to go like that. I would love to see an environment in which we have strong enough demand, all of a sudden that prices could actually stabilize or actually go back the other way like they did back in the late ‘90s. But I am not in a position to be able to predict that right now.

Ajit Pai - Thomas Weisel Partners - Analyst

And then, are you seeing any inflationary pressures right now building up in either your overseas operations or anything in terms of wages, et cetera, across the board for your Company?

Jerry Rawls - Finisar - CEO, President

Well, we see a little bit of that. We have, if I think about the major places where we operate overseas are Malaysia. In the past year the Malaysian Ringgit has appreciated 5% versus the U.S. dollar so that has a little bit of an effect on us. We don’t see any strong inflation pressures there, though. In Shanghai we see wages going up a little faster than they do in the U.S. but that’s sort of throughout Asia I think that’s the trend. And, but it’s not a lot faster. And I guess the only thing that I, in the back of my mind worry a little bit about is the price of commodities and the effect of price of commodities on the cost of doing business and that is one of the things that has not had a big impact on our business yet and I sure hope it doesn’t.

Ajit Pai - Thomas Weisel Partners - Analyst

Got it. Thank you.

Jerry Rawls - Finisar - CEO, President

Thank you.

Operator

Our next question comes from Troy Jensen with Piper Jaffray.

Troy Jensen - Piper Jaffray - Analyst

Hey, Jerry, just generically speaking can you tell us how long it would take to certify new telecom equipment like ROADMs into some of your larger equipment providers?

Jerry Rawls - Finisar - CEO, President

Well, it’s hard to say, the testing of some of those things can range anywhere from a couple of months to six months. But the real issue is once there is either a requirement for a new ROADM line card or circuit pack as defined and then the time it takes to design that and then get it into qualification could be anywhere from I would say it’s probably, 6 months is optimistic and 12 months is pessimistic. But this whole process could take a year. None of it’s fast.

Troy Jensen - Piper Jaffray - Analyst

Got it. Then one quick one for Steve. Can you just update us on NOL status currently? And I guess what I’m trying to figure out is I know you won’t have to pay taxes for awhile but when should we start thinking about modeling them?

Steve Workman - Finisar - CFO

Well, it’s a ways out there probably given that we have $400 plus million of NOL. So I look forward to the day when we right a check for a full tax rate I guess. But I do believe it’s going to be a period of time before we chew into that.

Troy Jensen - Piper Jaffray - Analyst

Even reporting them now, you think, it’s still a period of time for looking at ‘010 models?

Steve Workman - Finisar - CFO

Yes, I think so. I think we are going to have an effective non-GAAP rate of 3% or so just based on the fact there’s limitations from an AMT standpoint. But I think it’s going to be that way for awhile.

Troy Jensen - Piper Jaffray - Analyst

Got it. All right, guys, thanks.

Operator

Thank you. Our next question is a follow-up question from the line of Tim Savageaux from Merriman.

Tim Savageaux - Merriman - Analyst

I wanted to follow-up on the notion of — or your potential plans for a reverse stock split and how that might figure into the upcoming transaction, or what impact that might have on — looking at your earnings and my outlook and having to go out to four digits to get it meaningful, it’s all $0.03 whether it’s $0.027 or $0.032. So I wonder if you could give us your thoughts on that given the share count and the difficulty of really seeing what’s improving from an operating standpoint and again what impact if any, the upcoming merger may have on any plans in that regard?

Jerry Rawls - Finisar - CEO, President

Well, we had our shareholders approve the plan that allows the Board at their discretion to exercise or to put in place a reverse split. And so it’s possible for us to do that. And it’s just a matter of choosing a time when you think that it’s prudent to do so and I will tell you that it’s always a topic with which people are lined up on both sides. So I can absolutely appreciate what you’re talking about.

Tim Savageaux - Merriman - Analyst

What’s the other side, Jerry?

Jerry Rawls - Finisar - CEO, President

Well, their other side is there are a lot of investors who have a, what’s the right word. I will say a lot of passion almost for this topic. Our phones, if you believe it or not rang off the hook over this one issue at our last shareholder meeting more than any others and it was mostly people who are opposed to it and their principal opposition I think, was that they had had bad life experience with companies who have done reverse splits that most of the time companies do reverse splits because they are distressed companies and they are in danger of delisting and somehow the reverse split may temporarily raise their share price but in the end the shares are, the stock is shorted so that the price comes zooming back down and what really happens is erosion of market cap. There clearly is the other side of it though as you point out that says for us to go increase our earnings per share from $0.03 a share to $0.04 a share we have to increase our earnings by 33%. And that’s a big hurdle. So I appreciate your comments and we do debate this topic or talk about it anyway at Board meetings and we would welcome your input.

Tim Savageaux - Merriman - Analyst

Thank you.

Operator

Thank you, ladies and gentlemen at this time I would line to turn the conference over to management for any closing comments.

Jerry Rawls - Finisar - CEO, President

Well, I appreciate everybody tuning in today. It’s great for you to be here and I hope you are going to be back with us next quarter. It’s been exciting for us the second half of this year where we’ve had two record revenue quarters back to back and we are now predicting that our first quarter of next year will be our third in a row. So it’s a good time at Finisar. So thanks again and good day.

Operator

Thank you. Ladies and gentlemen, this concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

END